WinVest Acquisition Corp.

25 Cambridgepark Drive, Suite 301

Cambridge, Massachusetts 02140

September 10, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
Washington, D.C. 20549

Attention: Janice Adeloye and James Lopez

Re:	WinVest Acquisition Corp.
Registration Statement on Form S-1
Filed on August 19, 2021
File No. 333-258920 (the “Registration Statement”)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, WinVest Acquisition Corp. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement, as amended, so that it may become effective at 4:00 p.m., Eastern Time, on September 14, 2021, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Matthew L. Fry, Esq. at (214) 651-5443.

Very truly yours,

WinVest Acquisition Corp.

By:	/s/ Manish Jhunjhunwala
Manish Jhunjhunwala
Chief Executive Officer and Chief
Financial Officer

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP
Matthew L. Fry, Esq., Haynes and Boone, LLP